Mail Room 4561

      June 1, 2005

Mr. Michael Walsh
Chief Financial Officer
IQ Biometrix, Inc.
2000 Bridge Pkwy, Suite 201
Redwood Shores, CA 94538

	Re:	IQ Biometrix Inc.
		Amendment No. 2 to the Registration Statement on Form S-
4
		Filed May 23, 2005
		File No. 333-124027

Dear Mr. Walsh:

	We have the following comments on your amended registration statement. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

Amendment No. 2 to Form S-4

Summary

Recent Events

1. Please refer to prior comment 5. We note your statement that "[t]he rescission offer was made in reliance upon the exemption set forth in Sections 4(2) of the Securities Act of 1933 and Rule 506 of
Regulation D promulgated thereunder and was exempt from registration or qualification requirements under state law pursuant to the Federal
National Securities Markets Improvement Act of 1996." Please note that the National Securities Markets Improvement Act of 1996 exempts offerings made pursuant to Commission rules or regulations issued under section 4(2) of the Securities Act of 1933 from registration requirements under state law, but not transactions made in reliance on section 4(2). Therefore, clarify, if true, that the rescission offer was made in reliance upon Rule 506 of Regulation D and thus is exempt from registration or qualification requirements under state law pursuant to the National Securities Markets Improvement Act of 1996.

Selling Stockholders, page 15

2. Consider revising the offering table on page 15 to present the number of total shares being offered in this offering, the number of shares being offered by the selling stockholders, the amount of common stock outstanding prior to this offering, and the amount of common stock that will be outstanding after this offering.

Material Tax Consequences, page 54

3. Your summary of the material tax consequences of this merger "assum[es] the merger qualifies as a reorganization." However, this summary should not assume the tax consequence in issue. Revise to identify counsel and state that it is the opinion of counsel that this merger qualifies as a reorganization. Similar revisions should be made to your summary discussion of material tax consequences.

Selling Stockholders, page 103

4. Revise this section to name only the selling stockholders for whom you are able to provide natural person and broker-dealer or broker-dealer affiliate disclosure. Please revise your selling stockholders table to include disclosure of the number of shares to be offered by unnamed selling stockholders. Revise to state that unnamed selling stockholders may not sell under this registration statement until a post-effective amendment has been filed to name such selling stockholders in the prospectus. As previously requested, please confirm that all 75 selling stockholders have been advised of their inability to sell under this registration statement unless they are named in the prospectus.

Proforma Consolidated Financial Information, page F-44

5. Please refer to previous comment 4. Your response did not address how your valuation of the shares issued in the acquisition complies with EITF 99-12. It appears that you are valuing the shares at each reporting date which is not consistent with the guidance set forth in
EITF 99-12. In this regard, explain why you believe that you do not have an announcement date as indicated in EITF 99-12. To the extent you may have modified the initial agreement or formula in the initial agreement, your response must discuss these changes, including why you believe they are substantive and why a new measurement date is necessary.

6. As previously requested, revise to disclose your purchase price allocation. That is, present the number of shares issued along with the fair value of those shares.  Further, show how the purchase price
is allocated to the assets acquired and liabilities assumed. In addition, explain in detail why no intangible assets and In-Process-
Research & Development charges were included in the purchase price
allocation.   Tell us how do you substantiate this purchase price
when the only asset acquired is goodwill, which is being written off upon acquisition?

7. Please refer to previous comment 5. Your response indicates that you believe goodwill may not be recoverable because you are uncertain whether the combined company will continue the Company`s existing business. Your prospectus discusses the complementary products of IQB and Wherify, synergies from the merger, customer and manufacturing relationships, technical expertise and experience, and the potential to become a leading supplier of biometric identification and tracking location products. Based on this disclosure, it is unclear why you would believe that goodwill from this acquisition is impaired on the date of acquisition. Provide us with evidence to substantiate your assessment including any materials sent to the board of directors, trends in revenue from significant customers, monthly operating statements, comparisons of actual with forecasted cash flows, and timing of losses of key employees or customers, if applicable.

8. Please refer to prior comments 6 and 8. Your revised proforma income statement does not appear to include the impact of the beneficial conversion feature of the preferred stock as disclosed in your prior filings.  We noted that you had previously indicated
that
a $7.4 million conversion feature is presented as a debit and credit
balance in paid in capital for a $0 net effect.  Tell us why you have
not presented your beneficial conversion feature as a "deemed" dividend in the pro forma statements of operations. See paragraph 8 of EITF 98-5 and SAB Topic 6(B)(1).

9. We note your response to prior comment 8 regarding how you calculated the beneficial conversion feature related to Wherify`s Series C preferred stock. Tell us how you considered calculating the intrinsic value of the beneficial conversion feature at the commitment date, as defined in Issue 4 of EITF 00-27, using the stock price as of that date and record that value at the date of the IPO or when the contingency is resolved. As previously requested, tell us how your accounting for the beneficial conversion feature for the Series C Preferred Stock complies with EITF 98-5 and Issue 2 of EITF
00-27.

10. Please refer to prior comment 9.  We note that in footnote four
you disclose that IQB`s stockholder`s deficit will be rolled into the
combined company`s initial common stock and paid in capital and you
also disclose that Wherify`s preferred stock will be the converted into common stock. These two adjustments should not be netted instead they should be shown on a gross basis (i.e., individually in
separate footnotes).    In addition, the adjustments to common
stock
and accumulated deficit should be at gross amounts. That is, the common stock should be adjusted to the FMV of IQB`s outstanding shares and IQB`s accumulated deficit should be fully reversed.

Item 22. Undertakings

11. Please refer to prior comment 10. We note your inclusion of the undertaking found in Item 512(f)(1) of Regulation S-B. However, you deleted the undertakings required by the Form S-4. See Item 22(c) of the Form S-4. Please revise.

Exhibit 5.1

12. We note your legal opinion refers to the registration of up to 44,550,000 shares of common stock. However, your calculation of registration fee table refers to the registration of 51,654,994 shares of common stock. It appears that the 7,104,994 shares of common stock being registered for resale are included in the 44, 550,000 shares being registered for issuance as part of the merger.
Please clarify this matter in both the prospectus and this opinion.
Further, please revise the legal opinion to opine both on the shares issued as part of the merger and the shares being issued for resale.

Exhibit 8.01

13. Please revise to clarify that the material tax consequence to investors of this transaction qualifying as a reorganization is that
Wherify stockholders will not recognize any gain or loss upon the exchange of their shares of Wherify capital stock for shares of IQB common stock pursuant to the merger.

14. Tax counsel Reed Smith has opined on the accuracy of the statements in the prospectus regarding taxation. Counsel must opine on what the tax consequences are, not the fairness or accuracy with which they are described in the prospectus. Revise to state that the referenced disclosure of the tax consequences in the registration statement is the opinion of counsel.

15. We note the statement "[t]his opinion is intended for the benefit of the Company and may not be relied upon or utilized for any other purpose or by any other person and may not be made available to any other person or entity without prior written consent." It appears that tax counsel Reed Smith is disclaiming responsibility for its tax opinion, which is inappropriate, since investors are entitled to rely upon it. Please revise.

*	*	*	*	*

	As appropriate, please amend your filing in response to these comments. Please ensure that your amendment is marked in accordance
with Item 310 of Regulation S-T.  You may wish to provide us with
marked copies of the amendment to expedite our review.   Please
furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Melissa Rocha at (202) 551-3854 or Stephen Krikorian, Branch Chief - Accounting, at (202) 551- 3488 if you have any questions regarding comments on the financial statements or related matters. Please contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730 with any other questions.

								Sincerely,


								Barbara C. Jacobs
								Assistant Director


cc:	Via Facsimile (415) 495-8901
	Alisande M. Rozynko, Esq.
	The Crone Law Group LLP
	Telephone: (415) 495-8900
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Michael Walsh
IQ Biometrix, Inc.
June 1, 2005
Page 1